S&C Working Draft of July 23, 2014

PRIVILEGED AND CONFIDENTIAL

July [—], 2014

Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes Assistant Director

Re:	UBS Group AG Draft Registration Statement on Form F-4 Submitted June 17, 2014 And Documents Incorporated by Reference CIK No. 0001610520

Dear Ms. Hayes:

We submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 15, 2014, to UBS Group AG (“UBS Group”) (the “Commission”) regarding the above-referenced draft registration statement on Form F-4 (the “Form F-4”). UBS Group is concurrently submitting via EDGAR a revised draft Form F-4 (the “Amended Form F-4”), which reflects the changes UBS Group proposes to make in response to the Staff’s comments, and is providing to the Staff, by courier, a copy of this letter as well as both a clean copy of the Amended Form F-4 and a copy marked to show all changes from the version submitted on June 17, 2014. UBS and UBS Group look forward to working with the Staff to resolve the Staff’s comments.

For your convenience, we have recited the Staff’s comments below and have followed each comment with UBS’s and UBS Group’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Form F-4), all page references herein correspond to the page of the clean copy of the Amended Form F-4. Terms used in our responses that are defined in the Amended Form F-4 have the meanings assigned to such terms in the Amended Form F-4 (unless otherwise defined in this letter).

Draft Registration Statement on Form F-4

1.	We note that you have submitted a request for exemptive relief from certain US tender offer rules in connection with the exchange offer. We are continuing to process and consider that request. Please note that by issuing these comments, we are not taking a position with respect to your separate request. Further, we will likely issue additional comments as revisions are made to the exemptive letter. Please confirm your understanding in a response letter.

Response:

We respectfully acknowledge the comment of the Staff. We understand that, by issuing its comments, the Staff takes no position with respect to UBS’s and UBS Group’s separate request letter and that the Staff may issue additional comments as revisions are made to the exemptive letter.

2.	Please see our comment above. Please confirm that you will conform the statements made in the registration statement to the parameters outlined in your request letter and to relief, if any, that is granted.

Response:

We respectfully acknowledge the comment of the Staff. We will conform the statements made in the Form F-4 to the parameters outlined in our request letter and to relief, if any, that is granted.

3.	We note that the exchange offer is to acquire “any and all issued registered shares” of UBS AG. Please tell us what “registered” means in this context. We note the description of your capital structure on page 259 of your 2013 Form 20-F. To the extent that “registered” means recorded in your share register, explain to us how the shares that are not registered in the share register will be treated in the exchange offer.

Response:

According to UBS’s Articles of Association, the ordinary shares of UBS AG are referred to as “registered shares.” In response to the Staff’s comment, UBS Group has clarified the disclosure in the Amended Form F-4 to refer to “any and all ordinary shares” and confirms that the exchange offer is extended to all ordinary shares in issue, whether or not they are recorded in the share register of UBS.

Cover Page

4.	State the minimum tender condition of 90% on the cover page of the offer materials.

Response:

In response to the Staff’s comment, UBS Group has revised the disclosure on the cover page of the Amended F-4 to state the 90% minimum tender condition.

Questions and Answers about the Exchange Offer, page 1

What are the conditions to the exchange offer?, page 3

5.	You indicate that the conditions specified in clauses 2, 4 and 5 may not be waived. It is unclear how you can proceed without the approvals identified in clause 3. Please explain.

Response:

We respectfully submit that while UBS Group would not be able to proceed with the exchange offer if certain of the regulatory approvals specifically identified in clause 3 – i.e., those required from FINMA, the Federal Reserve Board, the OCC, the FDIC, the U.K. PRA and the FCA – are not obtained at the expiration of the initial offer period, this is not necessarily the case with other regulatory approvals covered in that clause. UBS Group foresees that, depending on the facts and circumstances, the condition of receiving certain required approvals could in certain cases be waived. Factors that would be considered prior to any such decision to waive would include the status of negotiation with the relevant regulator, the nature of the objections, if any, such regulator has raised, the size and scope of the affected businesses, and the nature of the penalties or other legal remedy that could be assessed if UBS Group were to proceed with the exchange offer before such regulatory approval is obtained. Thus, UBS Group considers that the required regulatory approvals, while conditions to the completion of the exchange offer, are potentially waivable conditions, except in the case of the Swiss, U.S. and U.K. approvals specifically identified.

What will happen if the minimum acceptance condition is waived?, page 3

6.	Since you are conducting an exchange offer, please consider the possibility that if you waive the minimum acceptance condition to a level where you are not able to squeeze out remaining minority shareholders of UBS, you may be required to disseminate additional amended offer materials and extend the offering period beyond the five beyond five additional business days to allow shareholders time to understand the changes made. Please confirm your understanding.

Response:

We respectfully acknowledge the comment of the Staff and submit that disclosure on pages 4 – 5 of the Amended Form F-4 has been revised to disclose in more detail the potential impact of a reduction of the minimum acceptance condition. Given the purely share-for-share nature of the offer, which involves a holding company reorganization, and the minimum level of acceptance disclosed in the Amended Form F-4 (see UBS Group’s response to Comment No. 7 below), UBS Group believes that if it were to reduce the minimum acceptance condition, shareholders will be able to evaluate the impact of such reduction on the basis of the information contained in the offer to exchange/prospectus and within the time period contemplated by Rule 14d-4(b)(2)(i).

7.	If possible, revise to provide parameters regarding the possible reduction or waiver of the minimum acceptance condition. For example, is there a level below which you will not go?

Response:

In response to the Staff’s comment, UBS Group has revised the disclosure on pages 4 – 5 of the Amended Form F-4 to state that it does not intend to reduce the minimum acceptance condition below two-thirds of the UBS Shares in issue.

Acquiring at least two-thirds of the UBS Shares in issue would ensure UBS Group’s control over not only the management of UBS but also certain important corporate actions requiring a vote of two-thirds of the shares represented at a shareholder meeting, the highest voting requirement under both Swiss law and UBS’s articles of incorporation.

In making any decision to reduce the minimum acceptance condition, UBS Group expects that it will be guided mainly by its assessment of the likelihood of success of acquiring 90% or more of the UBS Shares in issue in the subsequent offer period or thereafter. In making such assessment, UBS Group may take into account a variety of factors, none of which, taken in isolation, may be controlling. These factors may include, for example, the level of acceptance at the expiration date of the initial offer period, market perception of the benefits of the exchange offer, regulatory requirements, the distribution and concentration or dispersion of hold-out shareholders (e.g., institutional versus retail or the existence of a block of shares concentrated among a limited number of shareholders), any expressed support by major shareholders or the absence thereof and general feedback from other shareholders, as well as Swiss practice and precedent transactions in Switzerland, where, typically, the 90% threshold has been achieved only in the subsequent offer period.

8.	The offer materials should be revised where appropriate to discuss your plans for and ability to conduct a second-step transaction at the lowest possible minimum acceptance condition contemplated. In addition, any barriers to achieving the stated purpose of the offer at this lower acceptance level should be explained.

Response:

In response to the Staff’s comment, UBS Group has revised the disclosure on pages 4 – 5 of the Amended F-4.

Can I participate in the Swiss offer?, page 7

9.	Since US persons may participate in the Swiss offer, tell us how you calculated the number of UBS Group AG shares used to calculate the filing fee. This is not clear from footnote (1) to the fee table on the facing page of the registration statement.

Response:

We respectfully submit that UBS Group expects to register a number of UBS Group Shares equivalent to the number of shares estimated to be held by holders located in the United States plus an additional number of shares to cover a portion but not all of the shares initially offered and sold outside the United States. Based on the latest shareholder count compiled by Georgeson on behalf of UBS, UBS Group expects to register 1,060,000,000 UBS Group Shares, which UBS Group believes reflects a very conservative estimation of UBS’s U.S. shareholding, and will calculate the filing fee in accordance with Rule 457(c) and 457(f)(1).

If I decide not to tender, how will the exchange offer affect my UBS Shares?, page 8

10.	The disclosure here is confusing because it seems to imply that UBS and the market for its shares may continue to exist after the offer. While this may be the case, if you complete the offer subject to the 90% minimum tender condition, there will be no market for USB shares going forward and remaining minority shareholders will be squeezed out. Please revise to clarify.

Response:

In response to the Staff’s comment, UBS Group has revised the disclosure on page 9 of the Amended F-4.

Background of the Exchange Offer, page 35

11.	Please identify the members of the Group Executive Board who were involved in the events described in this section.

Response:

The disclosure on page 38 of the Amended Form F-4 has been revised in response to the Staff’s comment.

12.	Refer to the following sentence on page 36: “At this meeting, the GEB discussed the ways in which the implementation of a holding company structure, potentially including the separation of certain divisions into a separate subsidiary, could address regulatory requirements, provide strategic flexibility for the Group and enhance transparency and accountability of the business divisions.” Please describe the GEB’s rationale with respect to how a holding company structure would enhance transparency and accountability of the business divisions, as compared to an organizational structure in which the business divisions are housed within a single legal entity.

Response:

The disclosure on page 39 of the Amended Form F-4 has been revised in response to the Staff’s comment to bring out the relative unimportance of this factor compared to the other factors.

13.	We note your disclosure that currently your business divisions and Corporate Center operate primarily out of UBS AG, as opposed to separate legal entities, and that you are transitioning towards having “legal entities more closely aligned with business divisions and regional operations.” Please describe in greater detail the downside risk of subsidiarization considered by your GEB and board of directors. We note, for instance, the statement on page 54 of your 2013 Form 20-F that “‘[s]ubsidiarization’ in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase our and counterparties’ credit risk.” Similarly, we note the statement on page 56 of your Form 20-F that “[s]uch structural changes may negatively impact our ability to benefit from synergies between business units[.]” Please explain each one of these aspects.

Response:

The disclosure on page 40 of the Amended Form F-4 has been revised in response to the Staff’s comment.

14.	Please describe in greater detail “the concessions that would be required from FINMA and the effects of the UK bank tax levy” to which you refer on page 37. Describe the FINMA rulings that you sought.

Response:

The disclosure on page 41 of the Amended Form F-4 has been revised in response to the Staff’s comment.

15.	Please describe in greater detail the “ratings implications” considered by your GEB and board of directors.

Response:

The disclosure on page 44 of the Amended Form F-4 has been revised in response to the Staff’s comment.

16.	Please describe in greater detail the GEB’s assessment of the proposed ring-fenced entity referenced on page 41.

Response:

The disclosure on pages 45 – 46 of the Amended Form F-4 has been revised in response to the Staff’s comment.

17.	Please describe in greater detail the changes that the GEB and board of directors considered making to “the investment banking booking model.” We note, for instance, significant operations in the UK and currently use UBS AG’s London branch as a global booking center for many types of products. We are being required by the UK Prudential Regulatory Authority and by FINMA to increase very substantially the capitalization of our UK bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG London branch as a global booking center for the ongoing business of the Investment Bank.” Explain the rationale for this change. Also explain the terms “booking practices” and “global booking center.”

Response:

The disclosure on page 42 of the Amended Form F-4 has been revised in response to the Staff’s comment.

18.	Refer to the following sentence on page 42: “On April 30, 2014, members of the project team updated the board of directors on the possibility of establishing a group holding company and briefed the board on two alternative means for achieving a group holding company structure—the first being a share-for-share exchange offer and the second being the conversion of UBS into a holding company by means of a push-out.” Please clarify whether the GEB and/or the board of directors considered any other “ways of achieving a group holding company effect.” Describe the pros and cons of those two options and any other strategic alternatives considered, and explain why the board ultimately decided on the share-for-share exchange offer. Also explain the term “push-out.”

Response:

The disclosure on page 46 of the Amended Form F-4 has been revised in response to the Staff’s comment.

Purpose of the Exchange Offer, page 42

19.	Please explain how the series of measures which UBS plans to undertake will “insulate[ ] parts of the group to exposure from risks arising in other parts of the group[.]”

Response:

The disclosure on page 47 of the Amended Form F-4 has been revised in response to the Staff’s comment.

20.	Refer to the following sentence on page 43: “We anticipate that the exchange offer and the other measures already announced will allow UBS Group to qualify for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss ‘too-big-to-fail’ requirements.” Please explain and quantify the estimated reduction.

Response:

The disclosure on pages 47 – 48 of the Amended Form F-4 has been revised in response to the Staff’s comment.

Plans for UBS After the Exchange Offer, page 43

21.	Please clarify whether you will still propose the supplementary return to shareholders if you do not complete the exchange offer.

Response:

The disclosure on pages 2, 15 and 49 of the Amended Form F-4 has been revised in response to the Staff’s comment.

Material Tax Considerations, page 58

22.	We note the disclosure on page 64 that the post-closing dividend “should” be treated, for U.S. federal income tax purposes, as a dividend or a distribution with respect to UBS Group Shares but that it is possible that the post-closing dividend “could instead be treated as additional consideration to be received by former shareholders of UBS pursuant to the exchange transaction.” Please disclose the reasons for counsel’s uncertainty, the degree of uncertainty, and the tax consequences in the event that the dividend is treated as additional consideration in the exchange transaction. Also clarify whether there is any such issue with respect to the anticipated post-closing dividend under the Swiss tax laws. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.C.4, available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Response:

The disclosure on page 69 of the Amended Form F-4 has been revised in response to the Staff’s comment on the treatment of the supplementary capital return for purposes of U.S. federal income tax.

With respect to the treatment of the supplementary capital return under Swiss law, Swiss counsel have advised that based on Swiss tax practice and according to the ruling sought by UBS (which is expected to be signed by mid-August by the competent tax administration) the capital reduction/repayment of capital contribution reserves will not be treated as an integral part of the exchange offer.

Exhibit 5.1

II Assumptions

23.	With respect to the New Shares, it appears that counsel is assuming matters relating to corporate actions to be taken in the future and, moreover, is assuming that such actions will be undertaken “in compliance with Swiss law” instead of opining on those matters. For example, we note the assumptions in paragraph (a) that the registrant’s sole shareholder “will duly and validly resolve” on the share increase and that the registrant’s board “will duly and validly resolve” on the implementation of the share increase and issuance, all actions which appear to be within the registrant’s control and which underlie the opinion that the shares will be legally issued, fully paid and non-assessable. Please obtain and file a revised opinion that does not include any inappropriate assumptions. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section II.B, available on our website.

Response:

Under Swiss law, the UBS Group Shares will be issued by way of capital increases, which require (i) a shareholder resolution (both to create the new capital for the issuance of UBS Group Shares after the close of the initial offer period and the authorized capital for the ensuing issuance of UBS Group Shares after the expiration of the subsequent offer period and in the squeeze-out) and (ii) additional steps implementing the shareholder resolution, including, among other things, board resolutions (which will amend UBS Group’s articles of associations) and filings with the Commercial Register of the Canton of Zurich, Switzerland. UBS, as the sole shareholder of UBS Group, will approve the capital increase and creation of authorized capital shortly before the initial settlement of the exchange offer. The additional steps implementing the shareholder resolution will be performed shortly before each settlement date. As a result, in compliance with the Staff’s guidance, the legal opinion to be filed as Exhibit 5.1 prior to effectiveness of the Form F-4 will contain required assumptions relating to the capital increases, and UBS Group will file validity opinions that are unqualified as to the capital increases on the respective issuance dates of the new UBS Group Shares.

III Opinions

24.	It appears that counsel is opining on only the New Shares, as opposed to the Existing Shares and the New Shares. We note from the first page of the opinion letter, however, that “[t]he Shares subject to the Registration Statement will be comprised of … the ‘Existing Shares’ and … the ‘New Shares.’” Please explain to us why an opinion covering the Existing Shares is unnecessary, or alternatively obtain and file a revised opinion covering both.

Response:

The draft validity opinion has been revised in response to the Staff’s comment and is resubmitted with the Amended Form F-4.

V Reliance

25.

Refer to the following sentence: “This legal opinion letter is furnished by us, as special Swiss legal counsel to the Company, in connection with the filing of the Registration Statement, and, except as provided in the immediately preceding paragraph, it may not be used by, copied by, circulated by, quoted by, referred to, or disclosed to any party or for any other purpose without our prior written consent.” Please obtain and file a revised opinion that contains no language suggesting a limitation on the ability of investors to rely on the opinion.

Response:

The draft validity opinion has been revised in response to the Staff’s comment and is resubmitted with the Amended Form F-4.

26.	Refer to the following sentence: “This legal opinion letter may only be relied upon on the express condition that any issues of interpretation or liability arising hereunder will be governed by the laws of Switzerland.” Please obtain and file a revised opinion that does not include this provision. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a).

Response:

The draft validity opinion has been revised in response to the Staff’s comment and is resubmitted with the Amended Form F-4.

Form 20-F for Fiscal Year End December 31, 2013

Statement of Comprehensive Income, page 351

27.	We note that you have classified the foreign currency movements related to comprehensive income attributable to non-controlling interests and comprehensive income attributable to preferred noteholders as part of the components of other comprehensive income that will not be reclassified to the income statement. Please tell us the drivers of these foreign currency translation amounts for these categories and provide your analysis of the guidance in IAS 21 that supports your presentation.

Response:

Paragraph 41 of IAS 21 explains that when foreign currency translation amounts relate to a consolidated foreign operation not wholly owned, those amounts arising from translation and attributable to non-controlling interests are allocated to, and recognized as part of, non-controlling interests in the consolidated statement of financial position. In the absence of specific guidance dealing with other types of equity instruments not held by ordinary shareholders, we think that the principle embodied by paragraph 41 of IAS 21 applies to other types of equity instruments issued by foreign operations and presented in the consolidated statement of financial position, for example, our preferred notes. Hence, foreign currency translation amounts arising from translation and attributable to those items are allocated to them in the statement of financial position and statement of comprehensive income. Paragraph 41 of IAS 21 and our view regarding its application to preferred notes are all underpinned by paragraph 81B of IAS 1.

The drivers of the foreign currency translation amounts are movements in the functional currency of the relevant foreign operations that have issued those instruments versus the

Group’s presentation currency as applied to the financial statement line items of the consolidated foreign operations in accordance with the foreign currency translation process described in paragraphs 39-41 of IAS 21. The resulting foreign currency translation amounts are then allocated to those instruments using the relevant bases of attribution (that is, a pro-rata basis in regards to non-controlling interests or a redemption basis in regards to preferred notes).

We note further that paragraph 48B of IAS 21 requires that foreign currency translation amounts attributable to non-controlling interests be derecognized on disposal of the subsidiary but not reclassified to profit or loss. On the other hand, the preferred notes, which are perpetual instruments that meet the definition of equity under IAS 32 and are not subject to any mandatory redemption provisions, can be settled at UBS’s sole discretion by exercise of its call options. In that event, the preferred notes, along with any attributed foreign currency translation amounts in equity, would be derecognized and a corresponding liability for the same amount would be recognized, which would be equal to the redemption amount. Consequently, no foreign currency translation amounts would be reclassified to profit or loss.

Notes to the Consolidated Financial Statements, page 359

Note 26 – Offsetting Financial Assets and Financial Liabilities, page 452

28.	We note the line items titled cash collateral receivables on derivative instruments and cash collateral payables on derivative instruments in your offsetting tables, as well as footnote 1 to the table describing what this balance represents. Given the description in footnote 1, please tell us why in all cases the amount of balance sheet netting with gross assets and gross liabilities exactly offsets in each period for this category.

Response:

The amount of balance sheet netting in regards to cash collateral receivables and payables on derivative instruments exactly offsets in each period because of the nature of the items included therein and the logical construction of the tables. Footnote 1 to the tables on pages 453-454 of our 2013 Annual Report on 20-F (the “2013 Form 20-F”) explains that those line items include certain OTC derivatives that are classified on our balance sheet as cash collateral receivables on derivative instruments (“cash collateral receivables”) and cash collateral payables on derivative instruments (“cash collateral payables”). Those OTC derivatives are part of a population that, as explained on page 367 of our 2013 Form 20-F, are not classified within replacement values because the change in fair value of those instruments is settled each day, in substance, through cash payment of variation margin. As a consequence of this daily payment process, the OTC derivatives presented in these lines are eligible for offset under IAS 32 along with any associated cash collateral. More specifically, because both the OTC derivatives and associated cash collateral are presented together in the cash collateral line items of the tables, there is a one-for-one relationship between those items resulting in the same netting effects being presented in the “Balance sheet netting with gross assets / liabilities” columns. Said differently, as the obligations and related receivables, or vice versa, (arising from the OTC derivatives and cash collateral arrangements, respectively) eligible for set-off under IAS 32 are all reported as cash collateral, the netting effects, by logical construction, must be equal. To illustrate the concept, assume that UBS has assets from OTC derivative instruments (i.e., cash collateral receivables) of CHF 11 billion and liabilities arising from OTC derivative instruments (i.e., cash collateral payables) of CHF 9 billion with a single counterparty (i.e., a central clearing party or “CCP”). Also assume that UBS has cash collateral payables arising from related collateral arrangements of CHF 0.5 billion (presuming a one day lag in margining; i.e., the CCP will pay the incremental CHF 1.5 billion differential on the following day in order to 100% collateralize the account). Those balances will be reported in the “Gross assets/liabilities before balance sheet netting” columns of the tables as cash collateral receivables and cash collateral payables, respectively, and the amount of netting reflected in the “Balance sheet netting with gross liabilities/assets” columns would be CHF 9.5 billion.

We highlight that the vast majority of the netting from the cash collateral line items reflected in the “Balance sheet netting with gross assets/liabilities” columns of the tables relate to interest rate swaps (“IRS”) transacted by UBS with the London Clearing House (LCH) Ltd. On a daily basis, cash variation margin is received or paid to cover 100% of the change in the fair value of the portfolio of IRS by currency, producing in-substance net settlement of the IRS and consequent offset under IAS 32.

We also note that netting arrangements associated with derivatives classified as “Positive replacement values” (“PRVs”) and “Negative replacement values” (“NRVs”) in our balance sheet generally do not allow for associated cash collateral to be offset under IAS 32 as the cash collateral is settled separately from the derivatives themselves. As such, the scope of offsetting under IAS 32, as reflected in the tables, for PRVs will be limited to associated NRVs and vice versa, i.e., there are no offsetting relationships with the cash collateral receivables/payables line items.

Note 30 – Interests in Subsidiaries and Other Entities, page 481

a) Interests in subsidiaries, page 481

29.	We note that you provide tabular disclosure of your wholly-owned subsidiaries on pages 481 – 482; however, we could not locate any disclosures about the types of structured entities that you consolidate other than your general consolidation accounting policy on page 360. Please consider revising your future filings to provide more specific disclosure about the types of structured entities that you consolidate (e.g., managed investment funds, client investment entities, etc.) and the key factors that trigger consolidation. Please also revise your future filings to provide the disclosures required by paragraphs 14-17 of IFRS 12 related to the risks associated with your interests in such consolidated structured entities.

Response:

The Structured Entities section on page 360 of our 2013 Form 20-F is designed to cover both structured entities that we consolidate and those we do not. This notwithstanding, we will consider revising future filings to further clarify that point, improve our descriptions of consolidated structured entities and clarify key factors that trigger consolidation. In regards to Note 30 a) Interests in subsidiaries (pages 481-482 of our 2013 Form 20-F), we would like to emphasize that we are not involved with any structured entities that are individually significant or contribute to the Group’s total assets and aggregated profit before tax thresholds and therefore none have been disclosed therein.

We can confirm that UBS does not have any material contractual arrangements to provide any support, financial or otherwise, to a consolidated structured entity. During the reporting period of our 2013 Form 20-F, UBS has not provided financial or other support to a consolidated structured entity when it was not contractually obligated to do so, and UBS has no current intention to do so. We will address these facts more explicitly in future filings provided they remain unchanged, or if circumstances change, we will disclose such as per paragraphs 14-17 of IFRS 12.

* * * *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

/s/ Tom Naratil Tom Naratil Chief Financial Officer

/s/ David Kelly David Kelly Managing Director